APWC Announces Financial Results for the Fourth Quarter of 2025 and Fiscal Year 2025
•Quarterly revenue of $133.8 million, up 4% from Q3
•Full Year EPS was $0.18, up 6% from prior year
TAIPEI, Taiwan, April 29, 2026 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today announced its financial results for the fourth quarter and full year ended December 31, 2025 and the April 29, 2026 filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”).

Quarterly revenue was $133.8 million, up 4% from the previous quarter and down 2% from a year ago.

For fiscal year 2025, revenue was $489.7 million, up 4% from a year ago. Earnings per share was $0.18, up 6% from a year ago.

For the quarter, earnings per share were $0.17, up 31% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, decreased 8% sequentially and increased 2% year-over-year in the fourth quarter. This does not include other raw materials, such as aluminum and insulation materials.

Q4 Fiscal Year 2025 Summary

Q4 Financial Results
($ in millions, except earnings per share)	Q4 FY2025	Q3 FY2025	Q4 FY2024	Q/Q	Y/Y
Revenues	$133.8	$128.4	$136.1	4%	(2)%
Gross profit	$11.0	$11.1	$12.4	(1)%	(11)%
Operating expenses	$8.3	$7.3	$6.8	14%	22%
Operating profit	$2.8	$3.8	$5.5	(26)%	(49)%
Net income	$3.5	$1.1	$2.6	218%	35%
EPS	$0.17	$0.05	$0.13	240%	31%

Revenue by Reportable Segments
($ in millions)	Q4 FY2025	Q3 FY2025	Q4 FY2024	Q/Q	Y/Y
North Asia	$23.3	$21.3	$20.4	9%	14%
ROW	$64.6	$56.8	$71.5	14%	(10)%
Thailand	$45.9	$50.3	$44.2	(9)%	4%
Total	$133.8	$128.4	$136.1	4%	(2)%

Revenue
Revenue for the fourth quarter was $133.8 million, down $2.3 million or 2% from the same period last year and up $5.4 million or 4% sequentially. The year‑over‑year decline reflected fewer public sector orders compared with 2024, when a higher portion of such projects were completed. In addition, the majority of public sector deliveries continued to be concentrated in the fourth quarter.

North Asia revenue for the fourth quarter was $23.3 million, up 14% from a year ago and up 9% sequentially. Growth was driven in part by higher average copper prices during 2025.

Thailand revenue for the fourth quarter was up 4% from a year ago, but down sequentially. The year-over-year growth was supported by favorable foreign exchange movements, while the sequential decline reflected the completion of most public sector orders in the third quarter.

ROW revenue rose to $64.6 million in the fourth quarter, up 14% sequentially from the prior quarter, driven by public sector order completions in Singapore. Compared with the same period last year, ROW revenue declined 10% year-over-year. Public sector demand for supply, delivery and installation ("SDI") projects remains robust, though revenue recognition is linked to project milestones, which can cause quarterly fluctuations.

Gross Profit
Gross profit margin for the fourth quarter was 8.2%, down from 8.7% in the previous quarter and from 9.1% in the same period last year. The decrease primarily reflected a less favorable product mix.

Expenses
Total selling, general, and administrative expenses increased 22.5% year-over-year, primarily due to increased research and development costs.

Non-Operating Items
During the quarter, the Company recorded a one-time gain of approximately $0.7 million from the disposal of an investment.

Net Income
Net income increased by $2.4 million sequentially, due to the timing of project completions and profit contributions from all segments, except for Thailand. Thailand posted softer sequential results but only a portion was attributable to APWC. The increase in net income was aided by a one-time gain from the disposal of an investment.

Balance Sheet and Cash Flow
Cash and cash equivalents were $33.2 million, a decrease of $2.1 million from the preceding quarter, primarily driven by higher inventory levels. The increase in accounts payable offset the impact on working capital.

Trade receivables for the fourth quarter rose to $103.5 million, up $6.2 million from the preceding quarter, reflecting higher order volumes and shipments.

Inventory was $151.5 million, an increase of $14.1 million from the preceding quarter. The increase primarily reflected advance procurement for the next quarter's orders and monthly deliveries amid sustained rising copper prices.

Cash flow from operating activities saw an outflow of $1.9 million in the fourth quarter, compared with an inflow of $11.6 million in the prior quarter, primarily due to the timing of raw material purchases. Cash outflow from financing activities was $0.3 million, compared with an outflow of $10.0 million from the prior quarter, reflecting increased short-term borrowings.

Fiscal Year 2025 Summary

2025 Financial Results
($ in millions, except earnings per share)	FY2025	FY2024	Y/Y
Revenues	$489.7	$472.7	4%
Gross profit	$34.4	$35.1	(2)%
Operating expenses	$28.5	$25.9	10%
Operating profit	$6.4	$10.0	(36)%
Net income	$3.7	$3.5	6%
EPS	$0.18	$0.17	6%

Revenue by Reportable Segments
($ in millions)	FY2025	FY2024	Y/Y
North Asia	$86.3	$72.6	19%
ROW	$226.5	$227.3	—%
Thailand	$176.9	$172.8	2%
Total	$489.7	$472.7	4%

Revenue
Fiscal year 2025 revenue was $489.7 million, up $17.0 million or 4% from 2024. The increase was primarily driven by higher average copper prices, but partially offset by changes in product mix.

North Asia revenue for 2025 was $86.3 million, up 19% from 2024. The increase was primarily due to customer pull-forward shipments in anticipation of tariff policy changes, driving higher overall sales volumes.

Thailand revenue for 2025 was $176.9 million, up 2% from 2024. The increase was mainly due to 8% appreciation in the Thai Baht.

ROW revenue for 2025 was $226.5 million, slightly down from 2024, The decrease was mainly driven by a reduction in one market, partially offset by the increase in another, resulting in a net decrease of $0.8 million. Part of the segment is experiencing cooling macroeconomic environment and stiffer competition.

Gross Profit
Fiscal year 2025 gross profit margin decreased by 2% from a year ago. The slight decline in gross profit margin was primarily due to a higher contribution from project-based and public sector sales during the period, which typically involve fixed or pre-agreed pricing and longer execution cycles, limiting our ability to immediately pass through increases in copper prices.

Expenses
Total selling, general, and administrative expenses increased 10.2%, mainly for research and development.

Net Income
Net income increased by $0.2 million or 6% from a year ago, reflecting the combined effect of revenue growth, margin pressure, higher operating expenses, and softer contribution from the Thailand segment.

Balance Sheet and Cash Flow
Cash and cash equivalents for 2025 were $33.2 million, down $0.9 million from 2024, consistent with normal operational fluctuations.

Trade receivables for 2025 were $103.5 million, up 1% from 2024. The modest increase reflects stable collection levels, remaining largely in line with revenue growth.

Inventory for 2025 was $151.5 million, up $24.7 million from 2024, due to elevated unshipped orders and stocking requirements.

Cash flow from operating activities saw an outflow of $7.8 million in 2025, representing a $32.1 million increase in outflow compared to the prior year, primarily reflecting timing and use of working capital, including contract asset movements related to public sector projects. Cash flow from financing activities was an inflow of $9.1 million, compared with an outflow of $24.3 million in 2024, reflecting increased short-term borrowings.

We encourage shareholders to review our 2025 Annual Report filed with the SEC, and to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the twelve months
	ended December 31,		ended December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$'000	US$'000	US$'000	US$'000
Revenue	$133,787	$136,109	$489,679	$472,672
Cost of sales	(122,761)	(123,749)	(455,252)	(437,577)
Gross profit	11,026	12,360	34,427	35,095

Other operating income	211	198	593	1,365
Selling, general and administrative expenses	(8,340)	(6,810)	(28,502)	(25,855)
Other operating expenses	—	(12)	(1)	(12)
Net impairment loss on financial and contract assets	(65)	(205)	(140)	(585)
Operating profit	2,832	5,531	6,377	10,008

Finance costs	(407)	(476)	(1,913)	(2,304)
Finance income	38	45	145	208
Share of loss of associates	(1)	—	(2)	(2)
Gain on disposal of investment	662	—	662	—
Exchange gain/(loss)	187	(41)	861	823
Other income	335	452	587	878
Other expense	31	41	—	(234)
Profit before tax	3,677	5,552	6,717	9,377
Income tax expense	(14)	(1,456)	(1,503)	(2,809)
Profit for the period	$3,663	$4,096	$5,214	$6,568

Attributable to:
Equity holders of the parent	3,510	2,588	3,670	3,486
Non-controlling interests	153	1,508	1,544	3,082
	3,663	4,096	5,214	6,568

Basic and diluted profit per share	$0.17	$0.13	$0.18	$0.17
Basic and diluted weighted average common shares outstanding	20,616,227	20,616,227	20,616,227	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the twelve months
	ended December 31,		ended December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$'000	US$'000	US$'000	US$'000
Profit for the period	3,663	4,096	5,214	6,568
Other comprehensive income

Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—	—	—
	4,454	(14,432)	16,195	(5,459)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	473	(457)	1,013	(67)
Income tax effect	(96)	93	(204)	15
	377	(364)	809	(52)
Re-measuring losses on defined benefit plans	(350)	(353)	(410)	(390)
Income tax effect	70	71	82	78
	(280)	(282)	(328)	(312)

Other comprehensive income for the year, net of tax	4,551	(15,078)	16,676	(5,823)
Total comprehensive income for the period, net of tax	8,214	(10,982)	21,890	745
Attributable to:
Equity holders of the parent	6,523	(8,749)	15,334	(2,101)
Non-controlling interests	1,691	(2,233)	6,556	2,846
	$8,214	$(10,982)	$21,890	$745

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025 (Audited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	33,163	34,035
Financial assets at fair value through profit or loss	61	—
Trade receivables	103,535	102,789
Other receivables	936	1,257
Contract assets	7,748	688
Due from related parties	3,905	607
Inventories	151,515	126,814
Prepayments	3,118	3,195
Assets classified as held for sale	782	747
Other current assets	4,336	1,529
	309,099	271,661
Non-current assets
Financial assets at fair value through other comprehensive income	4,161	3,069
Property, plant and equipment	53,683	52,227
Right of use assets	2,879	2,420
Investment properties	536	504
Intangible assets	65	110
Investments in associates	875	807
Deferred tax assets	6,169	6,684
Other non-current assets	4,228	2,378
	72,596	68,199
Total assets	381,695	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2025 (Audited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	41,828	24,098
Trade and other payables	58,184	57,220
Due to related parties	9,590	9,715
Financial liabilities at fair value through profit or loss	—	21
Accruals	11,079	8,246
Current tax liabilities	644	1,624
Employee benefit liabilities	2,507	2,178
Financial lease liabilities	1,113	648
Other current liabilities	6,877	4,272
	131,822	108,022

Non-current liabilities
Interest-bearing loans and borrowings	510	4,872
Employee benefit liabilities	6,524	5,908
Lease liabilities	1,473	1,425
Deferred tax liabilities	4,239	4,079
Other non-current liabilities	175	189
	12,921	16,473
Total liabilities	144,743	124,495

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	65,087	61,417
Other components of equity	(13,066)	(24,730)
Equity attributable to equity holders of the parent	170,292	154,958
Non-controlling interests	66,660	60,407
Total equity	236,952	215,365
Total liabilities and equity	381,695	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months		For the twelve months
	ended December 31,		ended December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$'000	US$'000	US$'000	US$'000
Net cash (used in)/provided by operating activities	$(1,878)	$21,449	$(7,755)	$24,300
Net cash used in investing activities	(309)	(1,165)	(4,267)	(3,373)
Net cash (used in)/provided by financing activities	(281)	(18,839)	9,069	(24,258)
Effect of exchange rate	357	(1,813)	2,081	(604)
Net decrease in cash and cash equivalents	(2,111)	(368)	(872)	(3,935)
Cash and cash equivalents at beginning of period	35,274	34,403	34,035	37,970
Cash and cash equivalents at end of period	$33,163	$34,035	$33,163	$34,035